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                           Filed by National-Oilwell, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12317
                           Subject Company:  IRI International Corporation


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY NATIONAL-OILWELL, INC. ON MARCH 16, 2000:



JOINT RELEASE


NEWS                                                  CONTACT:  NATIONAL OILWELL
                                                                   STEVE KRABLIN
                                                                  (713) 346-7773


                                                               IRI INTERNATIONAL
                                                              ROBERT L. HARGRAVE
                                                                  (713) 868-8847

FOR IMMEDIATE RELEASE


             NATIONAL OILWELL AND IRI ANNOUNCE SIGNING OF DEFINITIVE
                                MERGER AGREEMENT


HOUSTON, TX, March 16, 2000--National-Oilwell, Inc. (NYSE: NOI) and IRI International Corporation (NYSE: IIR) jointly announced today the signing of a definitive merger agreement.

The merger agreement, unanimously approved by each company's board of directors, calls for IRI stockholders to receive .3385 share of National Oilwell common stock for each IRI common share. Based on National Oilwell's closing price yesterday, the transaction is currently valued at $8.04 per IRI share, or a total of approximately $320 million. A total of approximately 13.5 million shares of National Oilwell common stock will be issued in the transaction which will be accounted for as a pooling of interests and is expected to be tax-free to both companies and IRI stockholders. At December 31, 1999, IRI had no debt and cash balances and marketable securities valued at approximately $50 million. The combination is expected to be accretive to 2000 and 2001 earnings per share of National Oilwell, excluding one-time charges related to expenses associated with the transaction.

Joel V. Staff, Chairman, President and CEO of National Oilwell, said "The merger of National Oilwell and IRI provides a strategic and complementary fit with our existing businesses. National Oilwell's drilling equipment business has largely focused in the deep land and offshore markets, while IRI has concentrated on mobile well servicing and

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drilling rigs. We expect to achieve significant combination benefits as we integrate the best manufacturing, sales and service operations of the combined companies. We are particularly excited about the growth opportunities for National Oilwell's downhole products business as we combine with IRI's Bowen product line."

Hushang Ansary, Chairman and Chief Executive Officer of IRI, said "This transaction provides a tremendous opportunity for IRI's stockholders and employees. Along with National Oilwell's recent combination with Hitec, the combined company will have the ability to offer leading edge technology and automation in a full complement of "best-in-class" products to the global markets. " Mr. Ansary has been invited to join the Board of Directors of National Oilwell.

The transaction is subject to approval of both National Oilwell and IRI stockholders as well as customary regulatory approvals. Holders of the majority of IRI's outstanding shares as well as National Oilwell's largest stockholder and its CEO have entered into voting agreements in support of the transaction. It is anticipated that stockholders meetings and the closing of the transaction would occur during the second quarter of this year. Merrill Lynch & Co. acted as financial advisor to National Oilwell and Lehman Brothers acted as financial advisor to IRI.

National Oilwell is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production, as well as in providing supply chain integration services to the upstream oil and gas industry.

IRI is a world leader in the design, engineering, manufacture, sales and rental of oilfield equipment and downhole tools.

This press release and any oral statements made in connection therewith contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning, among other things, National Oilwell's and IRI's prospects and development for their combined operations and the integration of business and operations of National Oilwell and IRI, as well as recent acquisitions by National Oilwell, all of which are subject to certain risks, uncertainties and assumptions. These risks and uncertainties include the ability of National Oilwell and IRI to achieve the cost savings and revenue benefits currently expected from the proposed merger and the timing and receipt of approvals for the merger. Other risks and uncertainties, which are more fully described in documents filed by National Oilwell and by IRI, including each company's Annual Report on Form 10-K, could cause actual results to differ from those contained in the forward-looking statements.

The foregoing may be deemed to be offering materials of National-Oilwell, Inc. in connection with National Oilwell's proposed acquisition of IRI International Corporation on the terms and subject to the conditions in the Agreement of Merger, dated as of March 15, 2000, among National Oilwell, IRI and Arrow Acquisition Corp.

STOCKHOLDERS OF NATIONAL OILWELL AND IRI AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 WHICH NATIONAL OILWELL WILL FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT NATIONAL OILWELL, IRI, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. After it is filed with the SEC, the joint proxy

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statement/prospectus will be available for free, both on the SEC's web site
(http://www.sec.gov) and from National Oilwell by directing a written or oral request for copies to Gay Mather, Director of Communications, National-Oilwell, Inc., 10000 Richmond Ave., Houston, Texas 77042, telephone: (713) 346-7775.

In addition to the proposed registration statement and joint proxy statement/prospectus, National Oilwell and IRI file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Oilwell's and IRI's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.



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